UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mallinckrodt public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Damastown, Mulhuddart
Dublin 15, Ireland
(Address of principal executive offices) (Zip Code)

Peter G. Edwards, Esq.
Senior Vice President and General Counsel
(314) 654-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013.

Introduction
Mallinckrodt plc, and its subsidiaries (collectively, "Mallinckrodt" or "the Company"), is a global company that develops, manufactures, markets and distributes both branded and specialty generic pharmaceuticals, active pharmaceutical ingredients and diagnostic imaging agents. As of September 27, 2013, the end of the Company's most recent fiscal year, the Company had approximately 5,500 employees worldwide. The Company's diagnostic imaging business includes urology tables and contrast media delivery systems, such as power injectors, that allow delivery of contrast media into patients for the diagnosis and treatment of disease. Such products may contain tin, tungsten, tantalum or gold ("Conflict Minerals") that are necessary to the functionality or production of the products.
Therefore, the Company is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") (17 CFR Parts 240 and 249b), and is filing this Form SD for the reporting period January 1 to December 31, 2013. The Company's policy with respect to the sourcing of conflict minerals can be found on its website at www.mallinckrodt.com/conflictminerals/.
Mallinckrodt plc was incorporated in Ireland on January 9, 2013 for the purpose of holding the Pharmaceuticals business of Covidien plc ("Covidien"). On June 28, 2013, Covidien shareholders of record received one ordinary share of Mallinckrodt for every eight ordinary shares of Covidien held as of the record date, June 19, 2013, and the Pharmaceuticals business of Covidien was transferred to Mallinckrodt plc, thereby completing its legal separation from Covidien.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

a.	In accordance with company policy, Mallinckrodt has concluded in good faith that during calendar year 2013:

i.
The Company has manufactured and contracted to manufacture products containing Conflict Minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

ii.
The Company conducted a reasonable country of origin inquiry ("RCOI") for 2013 to determine whether any of the necessary Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, the "Covered Countries"), or were conflict minerals from recycled or scrap sources.

iii.
The Company has determined that the responses obtained in the RCOI were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the products originated in the Covered Countries. The Company has exercised due diligence on the source and chain of custody of these potential Conflict Minerals as described in Exhibit 1.01 ("the Conflict Minerals Report").

b.	Description of RCOI
The Company's RCOI was performed by requesting that direct suppliers that supplied, or may have supplied, the Company with components containing tin, tantalum, tungsten or gold during the period respond to a supply chain survey, and the Company followed up with all suppliers who failed to respond or who provided inadequate or questionable responses. The Company based its online Conflict Minerals survey on the questions set forth in the Conflict Minerals reporting template developed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI") Extractives Working Group ("the Survey").
The Company undertook a risk-based applicability assessment process to identify the suppliers to survey that were most likely to have supplied products or components that contain Conflict Minerals to the Company.
In addition to requesting that suppliers answer the Survey, the Company requested that suppliers provide supplemental information, specifically part numbers of the components supplied by suppliers to the Company. The information received from suppliers will be used by the Company for its future reporting purposes.
In total, the Company requested surveys from 199 direct suppliers. The Company received responses from 35% of the 199 suppliers surveyed. The Company has exercised due diligence on the source and chain of custody of these Conflict Minerals as described in the Conflict Minerals Report.

Item 1.02 Exhibit

In accordance with Rule 13p-1 of the Securities and Exchange Act of 1934, Mallinckrodt has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report, and both reports are publicly available at www.mallinckrodt.com. The content of any website referred to in this Form SD is included for general information and is not incorporated by reference herein.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MALLINCKRODT PUBLIC LIMITED COMPANY
(Registrant)

By:	/s/ Peter G. Edwards	Date:	June 2, 2014
Name:	Peter G. Edwards
Title:	Senior Vice President and General Counsel